SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A. C.N.P.J. n.º 02.558.074/0001-73 - N.I.R.E. 53.3.001.587.9-2 Publicly-held Company, with Authorized Capital

MINUTES OF THE REGULAR MEETING OF THE BOARD OF DIRECTORS OF TELESP CELULAR PARTICIPAÇÕES S.A. , HELD ON JUNE 28, 2005.

1. DATE, TIME AND PLACE: June 28, 2005, at 07:30 p.m., on Av. Roque Petroni Junior, 1464, 6º andar, Morumbi, São Paulo - SP, upon regular call, in accordance with the Company's bylaws.

2. CHAIRMANSHIP OF THE MEETING: Felix Pablo Ivorra Cano – Chairman; Breno Rodrigo Pacheco de Oliveira - Secretary.

3. INSTATEMENT: The meeting was convened with the attendance of the undersigned Directors, representing a quorum under the terms of the Company's Bylaws.

4.  AGENDA AND RESOLUTION:

4.1. Review of the proposal of increase in the capital stock for capitalization of tax benefits arising out of corporate restructuring : The proposal for capitalization of the tax benefit arising out of the corporate restructuring process, already evaluated by the Company's Audit Committee, has been reviewed and approved. The amortization of the premium arising out of such process resulted in a tax benefit of two hundred and forty-two million, five hundred and ninety-five thousand, one hundred and fifty-seven reais and six cents (R$ 242,595,157.06), of which R$ 120,850,877.93 refer to fiscal year 2004 and R$ 121,744,279.13 refer to credits remaining from previous fiscal years, representing a credit to the controlling shareholder, Portelcom Participações Ltda., to be used for increase of the capital stock of the company upon issuance of new common shares, with due regard to the preemptive right set forth in article 171 of Law no. 6404/76, provided that the funds arising out of eventual exercises of the preemptive right shall be credited to Portelcom Participações Ltda., under the following terms and conditions:

1. Total Amount of Share Subscription and Increase of Capital : two hundred and forty-two million, five hundred and ninety-five thousand, one hundred and fifty-seven reais and six cents (R$ 242,595,157.06).

2. Number and Type of Shares to be Issued : twenty-nine million, two hundred and ninety-eight thousand, nine hundred and thirty-two (29,298,932) common shares, with no face value, in book-entry form.

3. Issue Price : Eight reais and twenty-eight cents (R$ 8.28) per common share. The issue price for the common shares corresponds to 90% of the weighted average of the prices in the main market of the 30 trading sessions of Bovespa (São Paulo Stock Exchange) held from May 16, 2005 to and including June 27, 2005.

4. Dividends : The shares arising out of this issue shall be entitled to full dividends and/or interest on own capital declared for fiscal year 2005.

5. Term for Exercise of the Preemptive Right : Beginning: June 29, 2005, End: July 28, 2005.

6. Subscription Right Ratio : In order to ascertain the number of shares a shareholder will be entitled to subscribe, he/she should multiply the number of shares owned by him/her at 06/28/2005, for the following rates:

Type of Shares Owned	Rate	Type to be Subscribed
Common	0.046283975	Common
Preferred	0.046283975	Common

7. Payment terms : Cash, upon subscription.

8. Eligibility for Subscription : 8.1. Shareholders having acquired their shares up to 06/28/2005 will be eligible to subscribe shares. Shares acquired after 06/29/2005 will be ex-preemptive right to the assignee; 8.2. Holders of ADR's: The new shares shall not be registered under the Securities Act and may not be offered or sold in the United States or to North-American persons. 8.3. Shareholders wishing to trade their preemptive rights may do so in the period from June 29, 2005 until July 21, 2005, and those shareholders whose shares are kept in custody with Banco ABN Amro Real should either request to such institution the respective certificate of assignment of rights, which shall be issued by ABN Amro Real, or instruct a securities dealer to be selected by him/her to directly trade the shares at the stock exchanges. 8.4. Custodian Entities may subscribe, in their name, ratably to their rights, as trustee owners, up to the amount corresponding to the shares under custody.

9. Non-Exercised Rights : There will be no non-exercised preemptive rights.

5 . CLOSING OF THE MEETING : Since there was nothing else to be discussed, the meeting was adjourned, with these minutes having been drawn-up, which after read and approved were signed by the Directors attending the meeting and by the Secretary, being following transcribed in the proper book.

Signatures : Felix Pablo Ivorra Cano – Chairman of the Meeting and Chairman of the Board of Directors; Fernando Xavier Ferreira; Shakhaf Wine – Directors; Zeinal Abedin Mohamed Bava; Carlos Manuel de L. e V. Cruz; Pedro Manuel Brandão Rodrigues; Luis Paulo Reis Cocco – Directors represented by Mr. Shakhaf Wine; Ignácio Aller Mallo; Ernesto Lopez Mozo; Luis Miguel Gilpérez López – Directors represented by Mr . Felix Pablo Ivorra Cano; Breno Rodrigo Pacheco de Oliveira – General Secretary.

Breno Rodrigo Pacheco de Oliveira
General Secretary
OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2005

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.